SpringCastle America, LLC
SpringCastle Credit, LLC
SpringCastle Finance, LLC
SpringCastle Acquisition, LLC

Combined Financial Statements
December 31, 2015

Contents

Independent Auditor's Report	1

Financial Statements

Combined balance sheets	2

Combined statements of operations	3

Combined statements of changes in members' equity (deficit)	4

Combined statements of cash flows	5

Notes to combined financial statements	6 - 21

Independent Auditor’s Report

To the Board of Directors of Springleaf Acquisition Corporation

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, changes in members’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of SpringCastle America, LLC, SpringCastle Credit, LLC, SpringCastle Finance, LLC and SpringCastle Acquisition, LLC (collectively “the combined Company”) at December 31, 2015 and 2014, and the results of their operations and their cash flows for the years ended December 31, 2015 and 2014 and for the period from April 1, 2013 through December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the combined Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
February 16, 2016

SpringCastle America, LLC
SpringCastle Credit, LLC
SpringCastle Finance, LLC
SpringCastle Acquisition, LLC

Combined Balance Sheets
December 31, 2015 and 2014
(dollars in thousands)
	2015	2014
Assets
Cash and cash equivalents	$ 1,066	$ 3,405
Restricted cash	69,255	81,858

Net finance receivables	1,702,428	2,091,107
Allowance for finance receivable losses	4,298	2,777
Net finance receivables, less allowance for finance receivable losses	1,698,130	2,088,330
Other assets	148	—
Total assets	$ 1,768,599	$ 2,173,593

Liabilities and Members' Equity (Deficit)

Liabilities:
Securitized debt, net	$ 1,912,267	$ 2,042,256
Securitized debt - related party, net	—	362,377
Accounts payable and accrued expenses	5,111	5,059
Due to related entities	529	7,281
Total liabilities	1,917,907	2,416,973

Commitments and Contingencies

Members' deficit:
Members' equity contributions, net	—	—
Retained deficit	(149,308)	(243,380)
Total members' deficit	(149,308)	(243,380)
Total liabilities and members' equity (deficit)	$ 1,768,599	$ 2,173,593

See Notes to Combined Financial Statements.

SpringCastle America, LLC
SpringCastle Credit, LLC
SpringCastle Finance, LLC
SpringCastle Acquisition, LLC

Combined Statements of Operations
For the Years Ending December 31, 2015 and 2014, and the Period from April 1, 2013 (inception) through December 31, 2013
(dollars in thousands)
	2015	2014	2013

Interest income	$ 327,450	$ 377,288	$ 339,307
Accretion of acquisition discount	128,028	157,702	141,749
Total interest income	455,478	534,990	481,056

Interest expense	82,379	76,053	71,639
Interest expense, related party	4,621	5,653	—
Total interest expense	87,000	81,706	71,639

Net interest income	368,478	453,284	409,417

Provision for finance receivable losses	67,936	104,921	60,619
Net interest income after provision for finance receivable losses	300,542	348,363	348,798

Fair value adjustment for securitized debt	—	(14,810)	5,534
Other income	—	—	216
Loss on extinguishment of securitized debt	—	(21,151)	—

Operating expenses:
Servicing expenses	52,731	67,091	63,965
Other expenses	7,531	7,690	9,010
Net income	$ 240,280	$ 237,621	$ 281,573

See Notes to Combined Financial Statements.

SpringCastle America, LLC
SpringCastle Credit, LLC
SpringCastle Finance, LLC
SpringCastle Acquisition, LLC

Combined Statements of Changes in Members' Equity (Deficit)
For the Years Ending December 31, 2015 and 2014, and the Period from April 1, 2013 (inception) through December 31, 2013
(dollars in thousands)

		Retained	Total
	Members' Equity	Earnings	Members'
	Contributions, Net	(Deficit)	Equity (Deficit)

Balance, April 1, 2013	—	—	—
Contributions from members	826,568	—	826,568
Net income	—	281,573	281,573
Return of capital	(385,879)	—	(385,879)
Balance, December 31, 2013	$ 440,689	$ 281,573	$ 722,262
Net income	—	237,621	237,621
Return of capital	(440,689)	—	(440,689)
Distributions to members	—	(762,574)	(762,574)
Balance, December 31, 2014	—	$ (243,380)	$ (243,380)
Net income	—	240,280	240,280
Distributions to members	—	(146,208)	(146,208)
Balance, December 31, 2015	—	$ (149,308)	$ (149,308)

See Notes to Combined Financial Statements.

SpringCastle America, LLC
SpringCastle Credit, LLC
SpringCastle Finance, LLC
SpringCastle Acquisition, LLC

Combined Statements of Cash Flows
For the Years Ending December 31, 2015 and 2014, and the Period from April 1, 2013 (inception) through December 31, 2013
(dollars in thousands)
	2015	2014	2013
Cash flows from operating activities
Net income	$ 240,280	$ 237,621	$ 281,573
Adjustments to reconcile net income to net cash
provided by operating activities:
Provision for finance receivable losses	67,936	104,921	60,619
Accretion of acquisition discount	(128,028)	(157,702)	(141,749)
Amortization of debt issuance costs	2,399	6,581	10,110
Amortization of debt issuance discount	77	3,809	1,814
Fair value adjustment for securitized debt, 2013-A class B	—	14,810	(5,534)
Write-off of debt issuance costs upon debt extinguishment	—	10,170	—
Change in assets and liabilities:
Accrued interest receivable	7,104	9,951	(763)
Due to related entities	(6,752)	(15,048)	22,329
Accounts payable and accrued expenses	52	(5,324)	10,383
Other assets	(148)	—	—
Net cash provided by operating activities	182,920	209,789	238,782

Cash flows from investing activities
Cash paid for acquisition of finance receivables	—	—	(2,963,547)
Net advances and principal collections of finance receivables	443,188	527,077	472,863
Change in restricted cash and cash equivalents	12,603	91,903	(173,761)
Net cash provided by (used in) investing activities	455,791	618,980	(2,664,445)

Cash flows from financing activities
Proceeds from issuance of securitized debt	—	2,196,522	2,557,120
Proceeds from issuance of securitized debt, related party	—	362,375	—
Payments on securitized debt	(494,842)	(2,176,528)	(542,967)
Payment of debt issuance costs	—	(7,515)	(26,134)
Contributions from members	—	—	826,568
Return of capital to members	—	(440,689)	(354,469)
Distributions to members	(146,208)	(762,574)	(31,410)
Net cash (used in) provided by financing activities	(641,050)	(828,409)	2,428,708

Net (decrease) increase in cash	(2,339)	360	3,045
Cash
Beginning	3,405	3,045	—
Ending	$ 1,066	$ 3,405	$ 3,045

Supplemental Disclosures of Cash Flow Information

Cash payments for interest	$ 84,745	$ 76,213	$ 53,296

See Notes to Combined Financial Statements.

SpringCastle America, LLC
SpringCastle Credit, LLC
SpringCastle Finance, LLC
SpringCastle Acquisition, LLC

Notes to Combined Financial Statements (dollars in thousands)

Note 1.	Nature of Business and Significant Accounting Policies
Nature of business: SpringCastle America, LLC (SC America), SpringCastle Credit, LLC (SC Credit), and SpringCastle Finance, LLC (SC Finance), referred to collectively as the Company, are Delaware limited liability companies formed in March 2013 for the purpose of executing the finance receivable portfolio acquisition described below and contracts for finance receivable servicing. SC America purchased all finance receivables considered to be nonperforming as of the date of acquisition. SC Credit purchased the Non-Credit Impaired closed-end finance receivables and SC Finance acquired the Non-Credit Impaired finance receivables with revolving privileges. Under the terms of the LLC agreements, the Company shall continue until dissolved. The Company only has one class of membership interests. The members’ liability is limited by the Delaware Limited Liability Company Act and the LLC agreements.

On March 5, 2013, SpringCastle Acquisition LLC (SCA), a newly formed joint venture in which an indirect wholly-owned subsidiary of Springleaf Finance Corporation (SFC), Springleaf Acquisition Corporation (SAC), and NRZ Consumer LLC (NRZ), previously an indirect subsidiary of Newcastle Investment Corp. (Newcastle), each held a 50% equity interest entered into a definitive agreement to purchase a portfolio of finance receivables from HSBC Finance Corporation and certain of its affiliates (collectively HSBC). On April 1, 2013, BTO Willow Holdings, L.P. (Blackstone), an affiliate of Blackstone Tactical Opportunities Advisors LLC, acquired a 23% equity interest in SCA, which reduced the equity interests of SAC and NRZ to 47% and 30%, respectively. Contributions and distributions are made based on each members’ relative interest in the Company.

A finance receivable portfolio acquisition was completed on April 1, 2013 for a purchase price of $3.0 billion, at which time the portfolio consisted of over 415,000 finance receivable accounts with a $3.9 billion unpaid principal balance (Acquired Portfolio). The Acquired Portfolio included both unsecured finance receivables and finance receivables secured with subordinate residential real estate mortgages which are serviced as unsecured finance receivables due to the fact that the liens are subordinated to superior ranking security interests and the Company’s ability to realize any value on such liens in a liquidation situation is limited. The $3.0 billion purchase price was funded with $2.2 billion of debt and the remainder was funded with equity contributed from each of the joint venture members.

Immediately prior to the completion of the finance receivable portfolio acquisition, SCA assigned its right to purchase the portfolio to SC America, SC Credit, and SC Finance, which in turn, immediately sold their respective portion of the portfolio to SpringCastle America Funding, LLC (SC America Funding), SpringCastle Credit Funding, LLC (SC Credit Funding), and SpringCastle Finance Funding, LLC (SC Finance Funding), each a Co-Issuer LLC, and collectively the “Co-Issuer LLCs”, and a loan trustee in connection with the securitization of the finance receivable portfolio on April 1, 2013. The Co-Issuer LLCs were formed for the purpose of executing the securitization of the Acquired Portfolio. The Co-Issuer LLCs are consolidated with their respective parent for purposes of presentation in the combined financial statements.

As of April 1, 2013, SpringCastle Holdings, LLC, a wholly-owned subsidiary of SAC, certain affiliates of Newcastle (Newcastle Affiliates) and Blackstone held a 47%, 30%, and 23% respective equity interest, in SC America, SC Credit, and SC Finance individually. On May 15, 2013, Newcastle distributed to its stockholders its investment in the Newcastle Affiliates, which still retain their equity interest in SC America, SC Credit, and SC Finance. SC America holds a 100% equity interest in SC America Funding, SC Credit holds a 100% equity interest in SC Credit Funding, and SC Finance holds a 100% equity interest in SC Finance Funding.

On April 1, 2013, Springleaf Finance, Inc. (SFI or Springleaf) entered into a servicing agreement with the Co-Issuer LLCs whereby SFI agreed to service the finance receivables in the Acquired Portfolio effective on the servicing transfer date, which was September 1, 2013. Prior to the servicing transfer date, HSBC continued to service the Acquired Portfolio and perform collection services pursuant to an interim servicing agreement.

Basis of presentation: The combined financial statements were prepared using generally accepted accounting principles in the United States of America (US GAAP). The accompanying combined financial statements include the

SpringCastle America, LLC
SpringCastle Credit, LLC
SpringCastle Finance, LLC
SpringCastle Acquisition, LLC

Notes to Combined Financial Statements (dollars in thousands)

Note 1.	Nature of Business and Significant Accounting Policies (Continued)

combined financial statements of SC Finance, SC Credit, SC America, and SCA. All significant intercompany accounts and transactions have been eliminated upon combination of SC Finance, SC Credit, and SC America and consolidation of the Co-Issuer LLCs. SCA was formed for the purpose of facilitating cash management functions among SC Finance, SC Credit, and SC America. The accounts of SC Finance, SC Credit, SC America, and SCA have been presented on a combined basis in the accompanying combined financial statements due to common ownership and control of the companies. All significant intercompany accounts and transactions between SCA and the Company have been eliminated.

SCA is a consolidated Variable Interest Entity (VIE) of SFC. SFC is a wholly-owned subsidiary of SFI. SFI is a wholly-owned subsidiary of OneMain Holdings, Inc. (OMH), formerly Springleaf Holdings, Inc.

SCA is consolidated as a VIE by SFC as they have been determined to be the primary beneficiary as they have the ability to direct the activities that most significantly impact the economic performance of SCA and they also carry the obligation to absorb losses and the right to receive benefits related to SCA’s performance. Such ability stems from SFC’s and/or its affiliates’ contractual right to service the securitized finance receivables.

The asset-backed securities issued by SCA are supported by the expected cash flows from the underlying securitized finance receivables. Cash inflows from these finance receivables are distributed to investors and service providers in accordance with each transaction’s contractual priority of payments (waterfall) and, as such, most of these inflows must be directed first to service and repay each trust’s senior notes or certificates held principally by third-party investors. The holders of SCA’s asset-backed securities have no recourse to the Company if the cash flows from the underlying qualified securitized assets are not sufficient to pay all principal and interest on the asset-backed securities. After these senior obligations are extinguished, substantially all cash inflows will be directed to the subordinated notes until fully repaid and, thereafter, to the residual interest that is owed.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates based upon assumptions at the balance sheet date, which could change materially, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates have been made by management with respect to the collectability of estimated future cash flows on portfolios (pools) of purchased credit impaired finance receivables. Management reviews the estimate of future collections and it is possible that its assessment of collectability may change based on actual results and other factors. Significant estimates have also been made by management with respect to the original segregation of finance receivable pools, the initial fair value estimates of these pools, and the allowance for finance receivable losses recorded on portfolios (pools) of purchased performing finance receivables. Actual results could differ from these estimates.

Reclassifications: To conform to the 2015 presentation, the Company reclassified certain prior period items as a result of the Company’s early adoption of accounting standards update (ASU) 2015-03, Interest – Imputation of Interest. Certain reclassifications have also been made to the combined statement of operations for the period ended December 31, 2013 to conform it to the 2014 presentation and disaggregate the fair value adjustment for securitized debt from other income.

Cash and restricted cash and cash equivalents: Cash equivalents include short term investments with original maturities of three months or less. At December 31, 2015 and 2014, included in restricted cash of $69.3 million and $81.9 million, respectively, were cash equivalents of $67.2 million and $79.4 million, respectively, which consisted of money market mutual funds.

SpringCastle America, LLC
SpringCastle Credit, LLC
SpringCastle Finance, LLC
SpringCastle Acquisition, LLC

Notes to Combined Financial Statements (dollars in thousands)

Note 1.	Nature of Business and Significant Accounting Policies (Continued)

Restricted cash represents funds collected from finance receivables that are restricted under the indenture for the Company’s securitized debt. A portion is restricted for the purpose of reducing the securitized debt balance based on the terms of the indenture.

The Company’s cash is deposited in one financial institution, and the balance may at times exceed FDIC insurance limits. The Company’s restricted cash is held in money market mutual funds with one financial institution. Management does not believe the Company is exposed to any significant credit risk on these accounts. The Company has not experienced any losses in such accounts.

Finance receivables: At the time of purchase, the Acquired Portfolio was segregated into seven pools based on finance receivable type, delinquency status at acquisition and other common finance receivable risk characteristics. Four of the seven pools are composed of finance receivables that were deemed to be non-credit impaired at the date of acquisition. The finance receivables within these pools are referred to as the Non-Credit Impaired Finance Receivables. Three of the seven pools were composed of finance receivables that were deemed to be credit impaired at the date of acquisition. The finance receivables within these pools are referred to as the Credit Impaired Finance Receivables.

Non-Credit Impaired finance receivables and revenue recognition: The Non-Credit Impaired Finance Receivables consisted of two pools of accounts from the Acquired Portfolio with revolving credit privileges and two pools of closed-end finance receivables.

The revolver pools consisted of finance receivables from the Acquired Portfolio with an unpaid principal balance of $2.1 billion at acquisition with an allocated purchase price of $1.8 billion. The discount between the allocated cost of the finance receivables within these pools and the associated contractual receivable balance of the accounts is accreted into income on a straight-line basis over a period of 120 months. The finance receivables within the closed-end pools consisted of finance receivables with an unpaid principal balance of $603 million at acquisition with an allocated purchase price of $423 million. The discount between the allocated cost of the finance receivables within these pools and the associated contractual receivable balance is accreted into income on the interest method over the term of the receivables.

Accrual of interest income on the Non-Credit Impaired Finance Receivables is suspended when the fourth contractual payment becomes past due on the account. The Company reverses previously accrued interest upon suspension of interest. The Company recognizes the contractual interest portion of payments received on nonaccrual finance receivables as interest income at the time of receipt. The accrual of interest income is not resumed until the fourth contractual payment on the account is no longer past due, at which time management considers collectability to be probable. Accrued interest receivable is included as a component of net finance receivables on the combined balance sheets.

Credit impaired finance receivables and revenue recognition: The Credit Impaired Finance Receivables consisted of three pools from the Acquired Portfolio which were deemed to be credit impaired due to the fact that the receivables were greater than 60 days contractually delinquent on the acquisition date or the accounts had been modified prior to acquisition. The Credit Impaired Finance Receivables consisted of finance receivables from the Acquired Portfolio with an unpaid principal balance of $1.2 billion at acquisition with an allocated purchase price of $749 million. Each pool of Credit Impaired Finance Receivables was recorded at its allocated purchase price which approximated fair value.

The Company accounts for its investment in the Credit Impaired Finance Receivables using the accrual method under the guidance of Accounting Standards Codification (ASC) 310−30, Loans and Debt Securities Acquired with Deteriorated Credit Quality.

SpringCastle America, LLC
SpringCastle Credit, LLC
SpringCastle Finance, LLC
SpringCastle Acquisition, LLC

Notes to Combined Financial Statements (dollars in thousands)

Note 1.     Nature of Business and Significant Accounting Policies (Continued)

Income on finance receivables is accrued monthly based on each Credit Impaired Pool’s effective accretion rate applied to each pool’s monthly opening carrying value. Quarterly cash flows greater than the interest accrual will reduce the carrying value of the pool. Likewise, cash flows that are less than the interest accrual will accrete the carrying value of the pool. A pool can become fully amortized (zero carrying balance on the combined balance sheet) while still generating cash collections. In this case, all cash collections are recognized as revenue when received and are presented as a component of interest income on the combined statements of operations.

For the Credit Impaired Pools in the Acquired Portfolio accounted for under ASC 310-30, the expected cash flows are determined on a pool basis based on the anticipated collections of these finance receivables. The excess of the cash flows expected to be collected on the Credit Impaired Pools in the Acquired Portfolio over the discounted cash flows (the accretable yield) are accreted into interest income at a level rate of return over the expected lives of the underlying pools. The Company has established policies and procedures to periodically (at least once a quarter) update the amount of cash flows the Company expects to collect, incorporating assumptions regarding default rates, loss severities, the amounts and timing of prepayments and other factors that are reflective of then current market conditions. Probable decreases in expected finance receivable principal cash flows result in recognition of impairment, which is recognized through the provision for finance receivable losses. Probable and significant increases in expected cash flows to be collected would first reverse any previously recorded allowance for finance receivable losses; any remaining increases are recognized prospectively as adjustments to the respective pool’s yield. At December 31, 2015 and 2014, the contractual amounts owed, which includes principal, accrued interest and fees of the Credit Impaired Pools in the Acquired Portfolio were $482.4 million and $628.1 million, respectively.

Provision for finance receivable losses: Provision for finance receivable losses on the Non-Credit Impaired Finance Receivables is charged to income in amounts sufficient to maintain an allowance for finance receivable losses at an adequate level to cover probable credit losses incurred in finance receivables. The allowance is calculated based on historical loss rates and consideration of the unamortized acquisition discount. Finance receivable loss experience, contractual delinquency of finance receivables, current economic conditions that may affect the borrower’s ability to pay and management’s judgment are factors used in assessing the overall adequacy of the allowance and resulting provision for finance receivable losses.

The Company established allowances for all applicable Credit Impaired Finance Receivable pools to reflect only those losses incurred after acquisition. Allowances are established only subsequent to acquisition of the accounts based on decreases in expected cash flows.

The Company generally charges off to the allowance for finance receivable losses finance receivables that are beyond 180 days past due on a contractual basis. However, finance receivables may be charged off earlier or later based on management review and evaluation of individual circumstances. In November 2014, the Company revised its estimate related to charge-offs of accounts of customers in bankruptcy status. Prior to this change, the Company did not charge off accounts of customers in bankruptcy status until such time that the finance receivable was dismissed or discharged by the bankruptcy court. Since November 2014, the Company charges off accounts of customers in bankruptcy for which regular payments are not being received in accordance with its general charge off policy, whereby such accounts that are beyond 180 days past due on a contractual basis will be charged off. This change resulted in an increase to the provision for finance receivable losses of $2.2 million during the month of November 2014.

Troubled debt restructurings: The Company may make modifications to finance receivables to assist borrowers in avoiding default and to mitigate the risk of loss. When the Company modifies a finance receivable’s contractual term for economic or other reasons related to the borrower’s financial difficulties and grants a significant concession that the Company would not otherwise consider, the Company classifies that finance receivable as a troubled debt restructuring (TDR) finance receivable. The Company restructures finance receivables only if the Company believes

SpringCastle America, LLC
SpringCastle Credit, LLC
SpringCastle Finance, LLC
SpringCastle Acquisition, LLC

Notes to Combined Financial Statements (dollars in thousands)

Note 1.	Nature of Business and Significant Accounting Policies (Continued)

the customer has the ability to pay under the restructured terms for the foreseeable future. The Company does not classify Credit Impaired Finance Receivables as TDR finance receivables.

Debt issuance costs, net: The Company incurs certain costs related to the issuance of debt. The costs are amortized using the effective interest method over the expected term of the related debt, updated for changes in expected cash flows. Costs are presented net of accumulated amortization as a direct reduction of the debt instruments they are associated with. Amortization of these costs is included as a component of interest expense on the combined statements of operations.

Debt issuance discount, net: The issuance discount on the Company’s securitized debt is amortized using the effective interest method over the expected term of the related debt, updated for changes in expected cash flows. Amortization is included as a component of interest expense on the combined statement of operations.

Long-term debt: The Company generally reports long-term debt issuances at face value of the debt instrument, which is reduced by any unamortized debt issuance costs and is adjusted for any unamortized discount or premium associated with the debt. The Company records long-term debt issuances that include an embedded derivative and for which it is impracticable for the Company to isolate and/or value the derivative at fair value and recognize any unrecognized gains or losses in earnings.

2013-A Class B Notes: The Company determined that the 2013-A Class B Notes were a financial instrument that contained an embedded derivative. The Company elected to measure the 2013-A Class B Notes, at fair value, with changes in fair value reported in current earnings. This election was made in lieu of bifurcating and separately reporting the fair value of the embedded derivative financial instrument.

The Company elected to separate the interest expense from the full change in fair value of the 2013-A Class B Notes and present such amounts in interest expense. The remainder of the change in fair value is presented in a separate line item in the statements of operations titled fair value adjustment for securitized debt. The Company repaid the 2013-A Class B Notes on October 3, 2014.

Debt extinguishment: On October 3, 2014, the Company issued the 2014-A securitized debt and repaid the 2013-A Class A and Class B Notes. In connection with these transactions, the Company distributed $1.1 billion to its members. These distributions were in excess of the members’ contributions and retained earnings due to the additional securitized debt obtained by the Company. These distributions did not represent a loan to the members as there is no interest owed by the members to the Company and the members do not have an obligation to return the amounts distributed to the Company. The Indenture for the 2014-A securitized debt limits the remedies available to the holders of the 2014-A Notes in the event of a default to the sale of the assets of the Company. The Company does not believe the members deficit raises substantial doubt regarding the Company’s ability to continue as a going concern due to the structure of the 2014-A securitized debt, which requires principal payments based upon the reduction in the outstanding principal balance of the Acquired Portfolio and the cash flows expected to be collected on the Acquired Portfolio.

Servicing expenses: The Company does not service the Acquired Portfolio, therefore the Company incurs costs from other entities for the servicing of the acquired receivables. HSBC serviced the finance receivable portfolio as an interim servicer from the acquisition date through September 1, 2013. Thereafter, the finance receivable portfolio is being serviced by SFI, a related party.

Income taxes: SC America, SC Credit, SC Finance, and SCA are all multi-member limited liability companies; therefore, each entity’s members account for each entity’s items of income, deductions and losses on their corporate tax returns. The Company is not subject to federal income tax under the applicable section of the Internal Revenue Code, and accordingly the Company has not recorded a provision for federal income taxes.

SpringCastle America, LLC
SpringCastle Credit, LLC
SpringCastle Finance, LLC
SpringCastle Acquisition, LLC

Notes to Combined Financial Statements (dollars in thousands)

Note 1.	Nature of Business and Significant Accounting Policies (Continued)

Accounting pronouncements issued and adopted: In April 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which simplifies the presentation of debt issuance costs. Under this standard, debt issuance costs related to a note shall be reported in the balance sheet as a direct reduction from the face amount of that note. The standard also clarifies that discount, premium or debt issuance costs shall not be classified as a deferred charge or deferred credit. The new standard applies to all companies and is effective for the annual period beginning after December 15, 2015, and all other interim periods thereafter. Early adoption is permitted for financial statements that have not been previously issued and must be applied retrospectively. The Company elected to early adopt this standard and applied this standard retrospectively. After retrospectively applying this new standard, the Company reclassified $6.8 million of unamortized debt issuance costs as of December 31, 2014 from assets to long-term debt in the combined balance sheet. The adoption of this new standard did not have a material effect on the Company’s combined financial statements.

Accounting pronouncements issued, not yet adopted: In August 2014, FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which requires management to assess a company’s ability to continue as a going concern for each annual and interim reporting period, and disclose in its financial statements whether there is substantial doubt about the company’s ability to continue as a going concern within one year after the date that the financial statements are issued. The new standard applies to all companies and is effective for the annual period ending after December 15, 2016, and all annual and interim periods thereafter. The new standard can also be early adopted. Upon adoption, the Company will perform the going concern assessment in accordance with the requirements of the new ASU. Management does not believe this new standard will have a material effect on the Company’s combined financial statements.

Management does not believe that any other accounting pronouncements issued during 2015, but not yet effective, would have a material impact on the Company’s consolidated financial statements or disclosures, if adopted.

Note 2.	Finance Receivables
Finance receivables at December 31, 2015 and 2014 consisted of the following:

	2015	2014	2013
Gross finance receivables, Non-Credit Impaired Finance Receivables	$1,558,240	$1,901,018	$2,308,482
Unamortized acquisition discount on Non-Credit Impaired Finance Receivables	(236,528)	(299,478)	(379,893)
Non-Credit Impaired Finance Receivables, before allowance for
finance receivable losses	1,321,712	1,601,540	1,928,589
Credit Impaired Finance Receivables	349,964	451,711	597,238
Accrued interest receivable	30,752	37,856	47,807
Net finance receivables	1,702,428	2,091,107	2,573,634
Allowance for finance receivable losses	4,298	2,777	1,057
Net finance receivables, less allowance for finance receivable losses	$1,698,130	$2,088,330	$2,572,577

The balance of accrued interest receivable shown above does not include contractual interest on Credit Impaired Pools.

Unused lines of credit on the portfolio finance receivables secured with subordinated residential real estate mortgages can be suspended at any time or at the Company’s discretion if one of the following occurs: the value of the real estate declines significantly below the property’s initial appraised value; management believes the borrower will be

SpringCastle America, LLC
SpringCastle Credit, LLC
SpringCastle Finance, LLC
SpringCastle Acquisition, LLC

Notes to Combined Financial Statements (dollars in thousands)

Note 2.	Finance Receivables (Continued)

unable to fulfill the repayment obligations because of material changes in the borrower’s financial circumstances; or any other default by the borrower of any material obligation under the agreement. Unused lines of credit on home equity lines of credit secured with subordinated residential real estate mortgages can be terminated for delinquency. Unused lines of credit on unsecured finance receivables can be terminated at management’s discretion. At December 31, 2015 and 2014, unused credit lines extended to customers by the Company totaled $365.4 million and $353.7 million, respectively.

For the Non-Credit Impaired Finance Receivable Pools in the Acquired Portfolio accounted for under Accounting Standards Codification (ASC) 310-20 Nonrefundable Fees and Other Costs, prepayments result in the recognition of the accretable balance as current period yield. The amount of accretion of acquisition discount reported in earnings on Non Credit Impaired Finance Receivables were $51.4 million, $60.4 million and $56.3 million for the years ended December 31, 2015 and 2014, and the period ended December 31, 2013, respectively.

The below summarizes the Credit Impaired Pools that were part of the Acquired Portfolio at acquisition:

Contractually required principal and interest at acquistion	$ 1,858,408
Contractual cash flows not expected to be collected (nonaccretable discount)	671,954
Expected cash flows at acquisition	1,186,454
Interest component of expected cash flows (accretable discount)	437,604
Fair value of acquired finance receivables	$ 748,850

Accretable discount represents the amount of income the Company expects to generate over the remaining life of its Credit Impaired Pools based on estimated future cash flows as of the acquisition or balance sheet date. Changes in accretable discount for the year ended December 31, 2015 and 2014, and the period ended December 31, 2013 were as follows:

Balance, April 1, 2013	$—
Additions	437,604
Reclassification from nonaccretable difference	73,987
Accretion of acquisition discount	(85,497)
Balance, December 31, 2013	$ 426,094
Reclassification from nonaccretable difference	166,640
Release of accretable yield (a)	(43,409)
Accretion of acquisition discount	(97,342)
Balance, December 31, 2014	$ 451,983
Accretion of acquisition discount	(76,649)
Balance, December 31, 2015	$ 375,334

(a)
Amount represents the release of the accretable yield for one of the Credit Impaired Pools which became fully amortized during November 2014. This pool is now accounted for under the cost recovery method of accounting, whereby the cash received on the pool is recorded within interest income in the combined statements of operations.

SpringCastle America, LLC
SpringCastle Credit, LLC
SpringCastle Finance, LLC
SpringCastle Acquisition, LLC

Notes to Combined Financial Statements (dollars in thousands)

Note 2.	Finance Receivables (Continued)

Geographic Diversification: Geographic diversification of finance receivables reduces the concentration of credit risk associated with economic stresses in any one region. However, the unemployment and housing market stresses in the U.S. have been national in scope and not limited to a particular region. The largest concentrations of net finance receivables as of December 31, 2015 and 2014 were as follows:

	2015		2014
	Balance	Percent	Balance	Percent
North Carolina	$ 187,853	11.1%	$ 225,226	10.8%
Pennsylvania	125,042	7.3%	150,893	7.2%
Ohio	113,437	6.7%	138,690	6.6%
New York	111,063	6.5%	135,982	6.5%
Florida	102,646	6.0%	124,755	6.0%
Indiana	75,116	4.4%	92,049	4.4%
Michigan	72,142	4.2%	87,887	4.3%
California	69,844	4.1%	89,287	4.2%
Illinois	65,096	3.8%	80,482	3.8%
Tennessee	56,072	3.3%	70,339	3.4%
Other	724,117	42.6%	895,517	42.8%
Total	$ 1,702,428	100.0%	$ 2,091,107	100.0%

Note 3.	Allowance for Finance Receivable Losses and Credit Quality Information
Changes in the allowance for finance receivable losses recorded on the Non-Credit Impaired Finance Receivable Pools for the years ended December 31, 2015 and 2014, and the period ended December 31, 2013 were as follows:

	2015	2014	2013
Beginning balance, allowance for finance receivable losses	$ 2,777	$ 1,057	$—
Provision for finance receivable losses	67,936	104,921	60,619
Charge-offs	(78,233)	(116,853)	(65,532)
Recoveries	11,818	13,652	5,970
Ending balance, allowance for finance receivable losses	$ 4,298	$ 2,777	$ 1,057

SpringCastle America, LLC
SpringCastle Credit, LLC
SpringCastle Finance, LLC
SpringCastle Acquisition, LLC

Notes to Combined Financial Statements (dollars in thousands)

Note 3.    Allowance for Finance Receivable Losses and Credit Quality Information (Continued)

The allowance for finance receivable losses and net finance receivables by impairment method at December 31, 2015 and 2014 were as follows:

	2015	2014
Finance receivables, before allowance for finance receivable losses:
Evaluated collectively for impairment	$ 1,339,615	$ 1,629,491
Purchased credit impaired receivables	349,964	451,711
TDR net finance receivables	12,849	9,905
	$ 1,702,428	$ 2,091,107

Allowance for finance receivable losses for:
Finance receivables evaluated collectively for impairment	$ 44	$ 104
TDR net finance receivables	4,254	2,673
	$ 4,298	$ 2,777

Allowance for finance receivable losses as a percent of finance receivables evaluated collectively for impairment, before
allowance for finance receivable losses	0.00%	0.01%

Allowance for finance receivable losses as a percent of
TDR net finance receivables	33.11%	26.99%

ASC 310-30 requires that the Company continue to estimate cash flows expected to be collected over the life of each pool of Credit Impaired Finance Receivables. Upon subsequent evaluation, if it is probable that the Company will be unable to collect all cash flows expected at acquisition plus additional cash flows expected to be collected arising from changes in estimate after acquisition, the pool is evaluated for impairment. In any given period, the Company may be required to record allowances due to pools of receivables underperforming expectations. Factors that may contribute to the recording of allowances may include both internal as well as external factors. As of December 31, 2015 and 2014, the Company has not recorded any allowance on the Credit Impaired Pools given the performance of the underlying finance receivables.

The Company considers the delinquency status of the finance receivable as the primary credit quality indicator. The Company monitors delinquency trends to manage exposure to credit risk. The Company considers finance receivables 60 days or more past due as delinquent and considers the likelihood of collection to decrease at such time.

SpringCastle America, LLC
SpringCastle Credit, LLC
SpringCastle Finance, LLC
SpringCastle Acquisition, LLC

Notes to Combined Financial Statements (dollars in thousands)

Note 3.    Allowance for Finance Receivable Losses and Credit Quality Information (Continued)

The following is a summary of finance receivables by days delinquent as of December 31, 2015 and 2014:

	2015		2014
Net finance receivables, before allowance for finance receivables:	Balance	Percent	Balance	Percent
60-89 days past due	$ 25,471	1.5%	$ 34,021	1.6%
90-119 days past due	15,903	0.9%	21,060	1.0%
120-149 days past due	12,058	0.7%	17,094	0.8%
150-179 days past due	11,009	0.6%	15,467	0.8%
180 days or more past due	1,061	0.1%	2,429	0.1%
Total delinquent finance receivables	$ 65,502	3.8%	$ 90,071	4.3%
Current (a)	1,587,508	93.3%	1,937,361	92.7%
30-59 days past due	49,418	2.9%	63,675	3.0%
Total	$ 1,702,428	100.0%	$2,091,107	100.0%

(a)	Finance receivables that are 1-30 days past due are included in the current classification.

Nonperforming Finance Receivables: The Company also monitors finance receivable performance trends to evaluate the potential risk of future credit losses. At 90 days or more past due, the Company considers finance receivables to be nonperforming. Once finance receivables are considered nonperforming, they are considered to be at increased risk for credit loss.

The net finance receivables by performing and nonperforming as of December 31, 2015 and 2014 were as follows:

	2015	2014
Performing	$ 1,662,397	$ 2,035,057
Nonperforming	40,031	56,050
Total	$ 1,702,428	$ 2,091,107

Troubled debt restructured finance receivables: Information regarding TDR finance receivables were as follows at December 31, 2015 and 2014:

	2015	2014
TDR gross finance receivables	$ 14,355	$ 11,107
TDR net finance receivables	12,849	9,905
Allowance for TDR finance receivable losses	4,254	2,673

The Company has no commitments to lend additional funds on TDR finance receivables.

TDR average net finance receivables and interest income recognized on TDR finance receivables were for the years ended December 31, 2015 and 2014, and the period ended December 31, 2013 were as follows:

	2015	2014	2013
TDR average net finance receivables	$ 11,746	$ 5,178	$ 43
TDR interest income recognized	1,203	594	—

SpringCastle America, LLC
SpringCastle Credit, LLC
SpringCastle Finance, LLC
SpringCastle Acquisition, LLC

Notes to Combined Financial Statements (dollars in thousands)

Note 3.	Allowance for Finance Receivable Losses and Credit Quality Information (Continued)

Information regarding the new volume of the TDR finance receivables for the years ended December 31, 2015 and 2014, and the period ended December 31, 2013 were as follows:

	2015	2014	2013
Pre-modification TDR net finance receivables	$ 6,511	$ 10,363	$ 58
Post-modification TDR net finance receivables
Rate reduction	6,332	10,258	42
Other (b)	72	—	—
Total post-modification TDR net finance receivables	$ 6,404	$ 10,258	$ 42
Number of TDR accounts	721	1,155	4

(b)	“Other” modifications include extension of term and forgiveness of principal or interest.

Net finance receivables that were modified as TDR finance receivables within the previous 12 months and for which there was a default during the period to cause the TDR finance receivables to be considered nonperforming (90 days or more past due) for the years ended December 31, 2015 and 2014, and the period ended December 31, 2013 were as follows:

	2015	2014	2013
Number of TDR accounts	147	53	—
TDR net finance receivables (c)	$ 1,571	$ 566	$—

(c)	Represents the corresponding balance of TDR net finance receivables at the end of the month in which they defaulted.

Note 4.	Pledged Assets and Debt
In connection with the acquisition of the Acquired Portfolio, on April 1, 2013, the Co-Issuer LLCs sold, in a private securitization transaction, $2.2 billion of 2013-A Class A notes backed by the acquired finance receivables. The 2013-A Class A Notes were acquired by initial purchasers for $2.2 billion less a $10.0 million advance reserve requirement. Interest accrued on the 2013-A Class A notes at 3.75%.

The Co-Issuer LLCs initially retained subordinated 2013-A Class B Notes with a principal balance of $372 million at acquisition. During September 2013, the Co-Issuer LLCs sold the previously retained 2013-A Class B Notes for $357.1 million. The proceeds from the issuance of the 2013-A Class B Notes were distributed to the Company’s members as a return of capital based on each member’s initial equity contribution.

On October 3, 2014, the Co-Issuer LLCs sold, in a private transaction, $2.6 billion of 2014-A notes, which were issued in four classes. A portion of the proceeds from issuance of the Class A Notes, Class B Notes, Class C Notes and Class D Notes was used to repay the notes issued in connection with the 2013-A securitization. The repayment of the 2013-A Class A and Class B notes was accounted for as an extinguishment of debt.  A pre-payment penalty of $11.0 million was paid in connection with the extinguishment of the 2013-A Class A Notes and an additional $10.2 million of unamortized debt issuance costs were expensed in connection with the extinguishment.  There was no pre-payment penalty associated with the 2013-A Class B Notes and there was no loss on the extinguishment of the 2013-A Class B Notes because the fair value of the 2013-A Class B Notes was equal to the principal balance owed at the time of extinguishment. The loss on debt extinguishment is presented as a separate line item in the combined statement of operations.

SpringCastle America, LLC
SpringCastle Credit, LLC
SpringCastle Finance, LLC
SpringCastle Acquisition, LLC

Notes to Combined Financial Statements (dollars in thousands)

Note 4.	Pledged Assets and Debt (Continued)

The 2014-A Class A Notes were acquired by initial purchasers for $1.6 billion, which included a $0.1 million issuance discount. The stated maturity date is May 2023 and interest accrues at 2.70%.

The 2014-A Class B Notes were acquired by initial purchasers for $426.9 million, which included a $0.1 million issuance discount. The stated maturity date is October 2027 and interest accrues at 4.61%.

The 2014-A Class C Notes were acquired by initial purchasers for a total of $331.1 million, which included a $0.1 million issuance discount. A related entity acquired $231.6 million, while the other $99.5 million was acquired by third parties. The stated maturity date on the 2014-A Class C notes is October 2033 and interest accrues at 5.59%. On March 9, 2015, the related entity agreed to sell $231.6 million of the previously acquired 2014-A Class C Notes to an unaffiliated third party at a premium to the purchase price. The sale was completed on March 16, 2015.

The 2014-A Class D Notes were acquired by initial purchasers for $199.8 million, which included a $0.1 million issuance discount. A related entity acquired $130.8 million, while the other $69.0 million was acquired by third parties. The stated maturity date on the 2014-A Class D Notes is April 2034 and interest accrues at 6.82%. On March 9, 2015, the related entity agreed to sell $130.8 million of the previously acquired 2014-A Class D Notes to an unaffiliated third party at a premium to the purchase price. The sale was completed on March 16, 2015.

The Co-Issuer LLCs have retained subordinated 2014-A Class E Notes with a principal balance of $61.6 million. The stated maturity date is April 2035 and interest accrues at 6.82%.

The carrying value of long-term debt by type as of December 31, 2015 and 2014 were as follows:

		2014
	2015		Securitized Debt, Related Parties
	Securitized Debt	Securitized Debt
Principal amount	$ 1,916,952	$ 2,049,286	$ 362,510
Unamortized debt issuance costs, net	(4,388)	(6,788)	0
Unamortized debt issuance discount, net	(297)	(242)	(133)
	$ 1,912,267	$ 2,042,256	$ 362,377

The 2013 Acquired Portfolio is pledged as collateral for the 2014-A securitized debt. All four classes, Class A, Class B, Class C, and Class D Notes (collectively as 2014-A securitized debt) are expected to become due and to be paid prior to the stated maturity dates based on the estimated amortization of the finance receivables pledged.

The terms of the agreements related to the issuance of the 2014-A notes requires certain funds be held in restricted cash accounts to provide additional collateral for the borrowings or to be applied to make payments on the debt. SFI, as servicer, has established a reserve account per the 2014-A debt agreements with an initial funding of $13.7 million. The amount of reserves outstanding at December 31, 2015 and 2014 were $10.5 million and $12.9 million, respectively. The 2014-A agreements also require a minimum of $5.0 million as extra collateral to fund intra-month draws. The Company records these amounts as restricted cash on the combined balance sheets. In addition, collections in the amount of approximately $53.8 million and $63.9 million as of December 31, 2015 and 2014, respectively, which are restricted for purpose of servicing the debt are also presented as restricted cash on the combined balance sheets.

The Co-Issuer LLCs may, at their option, redeem and retire the 2014-A notes on or after the payment date occurring in October 2015. The redemption price for any redemption occurring between October 2015 and October 2016 is 101% of the 2014-A Class A Note balance, 100.75% of the Class B Note balance, 101% of the Class C Note balance, and 102% of the Class D Note balance, plus accrued interest and fees. The redemption price for any redemption

SpringCastle America, LLC
SpringCastle Credit, LLC
SpringCastle Finance, LLC
SpringCastle Acquisition, LLC

Notes to Combined Financial Statements (dollars in thousands)

Note 4.	Pledged Assets and Debt (Continued)

occurring subsequent to October 2016 is 100% of the respective note balance plus accrued and unpaid interest and fees.

Additionally, at any time after the principal balance of the 2014-A notes is reduced to 20% or less of the balance at issuance, SFI may purchase the finance receivables pledged as collateral for a purchase price equal to the outstanding principal balance plus accrued and unpaid interest, and any expenses, indemnification amounts or other reimbursements owed to the securitization trustee.

The 2014-A Notes require compliance with certain covenants, such as minimum reserve account balances. As of December 31, 2015, the Company was in compliance with all such covenants.

Note 5.	Related Party Transactions
On April 1, 2013, SFI entered into a servicing agreement with the Company and the loan trustee whereby SFI agreed to service the finance receivables in the portfolio on the servicing transfer date, September 1, 2013. The amount of servicing fees to SFI for the period from September 1, 2013 to December 31, 2013 was $31.2 million. An amended servicing agreement between SFI, the Company and the loan trustee was entered into on October 3, 2014 in connection with the sale of the 2014-A notes. The amount of servicing fees to SFI for the years ended December 31, 2015 and 2014 were $52.1 million and $66.2 million, respectively.

At December 31, 2015 and 2014, the Company recorded due to related entities in the amount of approximately $0.5 million and $7.3 million, respectively, due to SFI. These amounts are the result of servicing of the Company’s finance receivable portfolio performed by SFI.

On October 3, 2014, SAC purchased $231.7 million initial principal amount of the Company’s 2014-A Class C Notes and $130.8 million initial principal amount of the Company’s 2014-A Class D Notes. The amounts outstanding, net of issuance discount, as of December 31, 2014 were $231.6 million and $130.8 million, respectively.

On March 9, 2015, SAC agreed to sell $231.7 million and $130.8 million principal amount of the previously purchased 2014-A Class C and Class D Notes, respectively to an unaffiliated third party at a premium to the principal balance. The sale was completed on March 16, 2015.

Note 6.	Fair Value Measurements
In accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, the Company has established a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability.

The fair value hierarchy is as follows:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, discount values, volatilities,

SpringCastle America, LLC
SpringCastle Credit, LLC
SpringCastle Finance, LLC
SpringCastle Acquisition, LLC

Notes to Combined Financial Statements (dollars in thousands)

Note 6.	Fair Value Measurements (Continued)
prepayment speeds, credit risks, etc.), or inputs that are derived principally from or corroborated by market data correlation or other means.
Level 3: Inputs include unobservable inputs for determining the fair values of assets or liabilities that would reflect an entity’s own determination about the assumptions that market participants would use in pricing the assets or liabilities.

In determining fair value, the Company uses various valuation approaches within the ASC 820 fair value measurement framework. Following is a description of the valuation methodologies used for instruments measured at fair value:

Cash: The carrying amount reported in the combined balance sheets approximates fair value.

Restricted cash and cash equivalents: The carrying amount reported in the combined balance sheets approximates fair value.

Finance receivables: The fair value of finance receivables is measured using Level 3 inputs. The fair value of net finance receivables, less the allowance for finance receivable losses, both non-impaired and purchased credit impaired, was determined using discounted cash flow methodologies. The application of these methodologies require management to make certain judgments and estimates based on their perception of market participant views related to the economic and competitive environment, the characteristics of the finance receivables, and other similar factors. The most significant judgments and estimates relate to prepayment speeds, default rates, loss severity, and discount rates. The degree of judgment and estimation applied was significant in light of the current capital markets and, more broadly, economic environments. Therefore, the fair value of the finance receivables could not be determined with precision and may not be realized in an actual sale. Additionally, there may be inherent weaknesses in the valuation methodologies employed, and changes in the underlying assumptions used could significantly affect the results of current or future values.

Securitized debt: The fair value of 2013-A Notes was estimated using Level 3 inputs based on the market yield on trades of comparable debt at the end of the reporting period. The most significant judgments and estimates relate to yield, which is impacted by the interest rate and credit sensitivities of the underlying collateral pool. Management obtained a broker quote as best representation of estimated fair value. The fair value of the 2014-A Notes is estimated using Level 2 inputs based on market yield trades in the secondary market of the 2014-A Notes. Management obtained a broker quote as best representation of estimated fair value.

SpringCastle America, LLC
SpringCastle Credit, LLC
SpringCastle Finance, LLC
SpringCastle Acquisition, LLC

Notes to Combined Financial Statements (dollars in thousands)

Note 6.	Fair Value Measurements (Continued)

The fair values of the Company’s financial instruments at December 31, 2015 and 2014 were as follows:

	2015		2014
		Carrying		Carrying
	Fair Value	Amount	Fair Value	Amount
Financial assets:
Level 1 inputs
Cash	$ 1,066	$ 1,066	$ 3,405	$ 3,405
Restricted cash and cash equivalents	69,255	69,255	81,858	81,858
Level 3 inputs
Finance receivables, less allowance for finance receivable losses	2,071,233	1,698,130	2,561,568	2,088,330

Financial liabilities:
Level 2 inputs
Securitized debt, net	1,913,960	1,912,267	2,049,971	2,042,256
Securitized debt - related party, net	—	—	365,549	362,377

The following tables present information about assets and liabilities measured at fair value on a recurring basis and indicates the fair value hierarchy based on the level of inputs utilized to determine the fair value as of December 31, 2015, 2014 and 2013:

Changes in Fair Value for the Year Ending December 31, 2015

Fair Value at December 31, 2015
	Total	Level 1	Level 2	Level 3

Restricted cash in money market mutual funds	$ 67,262	$ 67,262	—	—	—

Changes in Fair Value for the Year Ending December 31, 2014

Fair Value at December 31, 2014
	Total	Level 1	Level 2	Level 3

Restricted cash in money market mutual funds	$ 79,407	$ 79,407	—	—	—

Changes in Fair Value for the Period April 1, 2013 through December 31, 2013

Fair Value at December 31, 2013
	Total	Level 1	Level 2	Level 3

Restricted cash in money market mutual funds	$ 169,064	$ 169,064	—	—	—
Securitized debt - 2013-A Class B Notes	353,400	—	—	353,400	5,534

SpringCastle America, LLC
SpringCastle Credit, LLC
SpringCastle Finance, LLC
SpringCastle Acquisition, LLC

Notes to Combined Financial Statements (dollars in thousands)

Note 6.	Fair Value Measurements (Continued)

The change in liabilities measured at fair value on a recurring basis using Level 3 inputs is summarized as follows for the year ended December 31, 2014 and the period ended December 31, 2013:

Securitized Debt, Class B Notes

Balance, beginning	$—
Issuance of 2013-A class B Notes	357,120
Transfers into Level 3	—
Transfers out of Level 3	—
Amortization of issuance discount included in interest expense	1,814
Unrealized gain included in other income	(5,534)
Balance, December 31, 2013	$ 353,400
Transfers into Level 3	—
Transfers out of Level 3	—
Amortization of issuance discount included in interest expense	3,790
Unrealized loss included in other income	14,810
Payments on securitized debt, 2013-A class B Notes	(372,000)
Balance, December 31, 2014	$—

There were no assets or liabilities measured at fair value on a nonrecurring basis at December 31, 2015 and 2014.

Note 7.	Subsequent Events
Subsequent events: The Company has evaluated its subsequent events (events occurring after December 31, 2015) through February 16, 2016, which represents the date the financial statements were available to be issued.